-LETTERHEAD-
                       Simmons First National Corporation
                                 P. O. Box 7009
                              Pine Bluff, AR 71611



July 26, 2004


Securities and Exchange Commission

RE:  Simmons First National Corporation - Request for Removal of Filing Error

Dear Sir or Madam:

     Simmons First National Corporation hereby requests a withdrawal of its registration statement Form S-3, Commission file number 333-117343, which was filed in error on July 13, 2004, when in fact it should have been filed as a Form S-3D. Simmons First National Corporation resubmitted it correctly on Form S-3D on July 14, 2004.

     If you need additional information or have questions please do not hesitate to contact me at 870-541-1231. Your consideration in this matter is greatly appreciated.


Sincerely yours,

 /s/ Robert A. Fehlman
----------------------
Robert A. Fehlman
Senior Vice President
  and Chief Financial Officer